September 7, 2006

BY FACSIMILE AND BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Daniel H. Morris

Re:	ME Portfolio Management Limited - Registration Statement on Form S-3 (File No. 333-134196) - Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, ME Portfolio Management Limited (the "Registrant") hereby requests the acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-134196) by the Securities and Exchange Commission so that the Registration Statement may be declared effective at 5:00 pm on September 11, 2006, or as soon as practicable thereafter.

In connection with this request for acceleration of the effective date of the Registration Statement, and pursuant to the request of the staff of the Commission set forth in its letter to us dated September 5, 2006, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Richard Kadlick of Skadden, Arps, Slate, Meagher & Flom LLP at +1 (212) 735-2716 and that such effectiveness also be confirmed in writing and delivered by fax at +1 (917) 777 2160.

Very truly yours,

ME Portfolio Management Limited

By:	/s/ Paul Garvey
Name: Paul Garvey
Title: Manager - Capital Markets

By:	/s/ Nicholas Vamvakas
Name: Nicholas Vamvakas
Title: General Manager - Capital Markets